SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LAZYDAYS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52110H 100

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H 100

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,465,838 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,465,838 (1)
11.	Aggregate amount beneficially owned by each reporting person 5,465,838 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.2% (1)
14.	Type of reporting person (see instructions) IA

(1)	Consists of (i) 4,968,944 shares of common stock, par value $0.0001 per share (the “Common Stock”) that could be obtained upon the conversion of 500,000 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), at the current conversion rate; and (ii) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 five-year warrants (the “Warrants”), with each Warrant providing the right to purchase one share of Common Stock per Warrant at a price of $11.50 per whole share.

CUSIP No. 52110H 100

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,995,648 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,995,648 (1)
11.	Aggregate amount beneficially owned by each reporting person 3,995,648 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Consists of (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; and (ii) 363,241 shares of Common Stock that could be obtained upon the conversion of 363,241 Warrants.

CUSIP No. 52110H 100

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,995,648 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,995,648 (1)
11.	Aggregate amount beneficially owned by each reporting person 3,995,648 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 32.0%
14.	Type of reporting person (see instructions) PN

(1)	Consists of (i) 3,632,407 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; and (ii) 363,241 shares of Common Stock that could be obtained upon the conversion of 363,241 Warrants.

CUSIP No. 52110H 100

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,465,838 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,465,838 (1)
11.	Aggregate amount beneficially owned by each reporting person 5,465,838 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.2% (1)
14.	Type of reporting person (see instructions) IN

(1)	Consists of (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; and (ii) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 Warrants.

CUSIP No. 52110H 100

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 5,465,838 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 5,465,838 (1)
11.	Aggregate amount beneficially owned by each reporting person 5,465,838 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 39.2% (1)
14.	Type of reporting person (see instructions) IN

(1)	Consists of (i) 4,968,944 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; and (ii) 496,894 shares of Common Stock that could be obtained upon the conversion of 496,894 Warrants.

CUSIP No. 52110H 100

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Lazydays Holdings, Inc. (the “Issuer”) (formerly known as Andina II Holdco Corp. ), a Delaware corporation. The principal executive offices of the Issuer are located at 6130 Lazy Days Blvd., Seffner, Florida 33584.

Item 2.	Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, which is an investment limited partnership. CC is the General Partner of CCP. Gray and Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

CUSIP No. 52110H 100

Item 3.	Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Preferred Stock and Warrants (each as defined below) convertible into Common Stock by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$36,551,100	(1)
Separate Account	Working Capital	$13,448,900	(2)

(1)	Pursuant to the Securities Purchase Agreement (as defined below), CCP purchased 365,511 shares of Preferred Stock at a stated value of $100.00 per share. In addition, as part of the terms of the Securities Purchase Agreement, CCP received 363,241 Warrants.
(2)	Pursuant to the Securities Purchase Agreement, the Separate Account purchased 134,489 shares of Preferred Stock at a stated value of $100.00 per share. In addition, as part of the terms of the Securities Purchase Agreement, the Separate Account received 133,653 Warrants.

Item 4.	Purpose of Transaction.

Overview

On March 15, 2018, the Issuer consummated a business combination pursuant to that certain Agreement and Plan of Merger, dated as of October 27, 2017 (the “Merger Agreement”), by and among the Issuer, Andina Acquisition Corp. II (“Andina”), a Delaware corporation, Andina II Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”), Lazy Days’ R.V. Center, Inc., a Delaware corporation, A. Lorne Weil, an individual, with the Issuer being the survivor in the merger (the “Business Combination”). In connection with the closing of the Business Combination (the “Closing”), the Issuer changed its name from “Andina II Holdco Corp.” to “Lazydays Holdings, Inc.”

Securities Purchase Agreement

On October 27, 2017, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CCP, the Separate Account and other institutional investors, pursuant to which (a) CCP paid to the Issuer a subscription amount of $36,551,100 in exchange for (i) 365,511 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (“Preferred Stock”) at a stated value of $100.00 per share and (ii) 363,241 five-year warrants to purchase an additional 363,241 shares of Common Stock at an exercise price of $11.50 (the “Warrants”) and (b) the Separate Account paid to the Issuer a subscription amount of $13,448,900 in exchange for (i) 134,489 shares of Preferred Stock at a stated value of $100.00 per share and (ii) 133,653 Warrants to purchase an additional 133,653 shares of Common Stock. The Securities Purchase Agreement closed in connection with the Closing.

The Securities Purchase Agreement provides certain rights to CCP and the Separate Account as part of their investments. First, subject to applicable securities laws and regulations, any purchaser that continues to hold Preferred Stock convertible into 5% or more of the then issued and outstanding Common Stock shall also have a preemptive right to purchase its pro rata share of all equity securities that the Issuer may, from time to time, propose to sell and issue following the Closing. Second, under certain circumstances involving the terms of the Issuer’s debt financings, CCP and the Separate Account shall be entitled to a right of first refusal to provide the funding necessary for such debt financings provided that such purchasers still hold an aggregate of at least $10 million of the Preferred Stock. Third, if the Issuer receives in excess of $1 million as a result of indemnification claims made in respect of certain breaches of representations and warranties under the Merger Agreement, then CCP and the Separate Account shall have a right to require the Issuer to utilize such amounts in excess of the $1 million to redeem their shares of Preferred Stock for the liquidation preference of such shares.

CUSIP No. 52110H 100

The foregoing summary of the Securities Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Securities Purchase Agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Preferred Stock and Appointment of Shackelton as Director

Pursuant to the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”), the Preferred Stock will rank senior to all outstanding capital stock of the Issuer. Except as required by law, holders of the Preferred Stock will be entitled to vote on an as-converted basis together with the holders of the Common Stock, and not as a separate class, at any annual or special meeting of the Issuer’s stockholders. The Preferred Stock will be convertible into Common Stock at the holder’s election at any time, at an initial conversion price of $10.0625 per share of Common Stock, subject to adjustment (as may be adjusted, the “Conversion Price”). The Conversion Price will be subject to adjustment for stock dividends, forward and reverse splits, combinations and similar events, as well as for certain dilutive issuances.

Dividends on the Preferred Stock will accrue at an initial rate of 8% per annum (the “Dividend Rate”), compounded quarterly, and be payable quarterly in arrears. If the Issuer does not declare and pay dividends on any dividend payment date, such accrued and unpaid dividends, until paid in full in cash, will accrue at the then applicable Dividend Rate plus 2%. The Dividend Rate may increase to 11% per annum, compounded quarterly, depending on the Issuer’s senior indebtedness less unrestricted cash.

If, at any time following the second anniversary of the issuance of the Preferred Stock, the volume weighted average price of the Common Stock equals or exceeds $25.00 (as adjusted for stock dividends, splits, combinations and similar events) for a period of thirty consecutive trading days, the Issuer may force the conversion of any or all of the outstanding Preferred Stock at the Conversion Price then in effect. From and after the eighth anniversary of the issuance of the Preferred Stock, the Issuer may elect to redeem all, but not less than all, of the outstanding Preferred Stock in cash at the stated value thereof plus all accrued and unpaid dividends. From and after the ninth anniversary of the issuance of the Preferred Stock, each holder of Preferred Stock has the right to require the Issuer to redeem all of such holder’s outstanding shares of Preferred Stock in cash at the stated value thereof plus all accrued and unpaid dividends.

Under the Certificate of Designations, so long as shares of the Preferred Stock are outstanding, the holders thereof, by the vote or written consent of the holders of a majority in voting power of the outstanding shares of the Preferred Stock, have the right to designate two members to the board of directors of the Issuer. In connection with the Closing, Shackelton was appointed a Class C director of the Issuer’s board of directors to serve until the Issuer’s annual meeting to be held in 2021.

The foregoing summary of the Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Certificate of Designations, which is filed as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Warrants

Each Warrant represents the right to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below. The Warrants have a five-year exercise term and are immediately exercisable. The Warrants may be exercised on a cashless basis at any time at the holders’ option and include adjustments on the happening of certain other actions.

CUSIP No. 52110H 100

The Issuer may call CCP’s or the Separate Account’s Warrants for redemption at a price of $0.01 per Warrant, if each of the following conditions is met:

•	the reported last sale price of the Common Stock equals or exceeds $24.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to holders of Warrants;

•	the Issuer provides not less than 30 days’ prior irrevocable written notice of redemption to the holder of not less than all of the holder’s unexercised Warrants, and the Issuer honors all of the holder’s exercises of its Warrants through the 30-day period;

•	there is a current registration statement in effect as of the end of the 30-day period with respect to the Common Stock underlying such Warrants;

•	the Common Stock underlying the Warrants is listed or quoted for trading; and

•	the Issuer has not provided the Holder any information that constitutes, or might constitute, material non-public information;

The foregoing summary of the Warrants does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Warrants received by each of CPP and the Separate Account , a copy of which is filed as Exhibit 4, respectively, to this Schedule 13D and are incorporated by reference herein.

Registration Rights Agreement

On March 15, 2018, in connection with the Closing and the entry into the Securities Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with CCP and the Separate Account, providing for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of (i) the Preferred Stock, (ii) the Warrants, (iii) all shares issuable upon the exercise of the Warrants and upon the conversion of the Preferred Stock, and (iv) any securities issued or then issuable upon any stock split, dividend or other distribution, recapitalization or similar even with respect to the foregoing.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Registration Rights Agreement, which is filed as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

CUSIP No. 52110H 100

General

The Reporting Persons acquired the Preferred Stock and Warrants for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Preferred Stock and Warrants at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Preferred Stock, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Preferred Stock and Warrants, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional shares of Preferred Stock and Warrants or dispose of all shares of Preferred Stock and Warrants beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a) –	(b)	The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 8,471,885 shares of Common Stock outstanding, as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2018.

(c)	Except as set forth in Item 4 hereof, the Reporting Persons have not effected any transactions in the Common Stock in the sixty (60) days preceding the date of this Schedule 13D.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

The information in Item 4 is incorporated by reference herein.

CUSIP No. 52110H 100

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1*	Joint Filing Agreement, dated March 26, 2018

2*	Form of Securities Purchase Agreement, dated as of October 27, 2017, between Andina II Holdco Corp. and the purchasers thereto

3	Certificate of Designations of Series A Convertible Preferred Stock of Lazydays Holdings, Inc. (included as Annex D to the Proxy Statement/Prospectus/Information Statement filed in Amendment No. 2 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on January 16, 2018 and incorporated herein by reference)

4*	Form of Andina II Holdco Corp. Common Stock Purchase Warrant, dated March 15, 2018

5*	Form of Registration Rights Agreement, dated March 15, 2018, between Lazydays Holdings, Inc. and the purchasers thereto

*	Filed herewith.

CUSIP No. 52110H 100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 26, 2018

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact